[Letterhead of Rosenberg Rich Baker Berman & Company]

United States Securities and Exchange Commission
Washington, DC 20549

Dear Sir or Madam:

We have read Item 4 of Form 8-K dated February 8, 2007 of Coates International, Ltd. and are in agreement with the statements which state that since we were engaged by the registrant there were no disagreements between the registrant and Rosenberg Rich Baker Berman & Company on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of Rosenberg Rich Baker Berman & Company would have caused Rosenberg Rich Baker Berman & Company to make reference to the matter in its reports on the registrant's financial statements.

We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
February 8, 2007